Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Allegiance Bancshares, Inc. has one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended: its common stock, par value $1.00 per share (the “common stock”).  As used in this exhibit, the terms “Allegiance,” “the Company,” “we,” “us” and “our” refer to Allegiance Bancshares, Inc. and do not refer to its consolidated subsidiaries, unless the context otherwise requires.

General

The following discussion summarizes some of the important rights of the holders of shares of our common stock. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding our common stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Texas Business Organizations Code, or “the TBOC,” and our amended and restated certificate of formation and bylaws.

We are incorporated in the State of Texas. The rights of our shareholders are generally covered by Texas law and our amended and restated certificate of formation and bylaws. The terms of our capital stock are therefore subject to Texas law, including the TBOC, and the common and constitutional law of Texas. The following discussion describes the terms of our amended and restated certificate of formation and bylaws. Our amended and restated certificate of formation and bylaws have been filed with the SEC as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.

Our amended and restated certificate of formation authorizes us to issue up to 80,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. The authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Voting Rights

Subject to any special voting rights that may be given to any series of preferred stock that we may issue in the future, holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our shareholders. Shareholders are not entitled to cumulate their votes with respect to the election of directors. Directors are elected by a plurality of the votes cast.

Dividend Rights

Holders of our common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available therefor.

Liquidation Rights

On liquidation of the Company, the holders of the common stock are entitled to share pro rata with the holders of shares of other common stock of the Company in any distribution of the assets of the Company after the holders of shares of preferred stock, if any, have received the liquidation preference of their shares as determined by our board of directors plus any declared but unpaid dividends, if any, and after all other indebtedness of the Company has been retired.

Other

Our common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

Preferred Stock

Our amended and restated certificate of formation permits us to issue one or more series of preferred stock and authorizes our board of directors to designate the designations, preferences, limitations and relative rights of any such series of preferred stock, in each case, without any further action by our shareholders. While the terms of preferred stock may vary from series to series, holders of our common stock should assume that all shares of preferred stock will be senior to our common stock in respect of distributions and on liquidation.

Our board of directors may authorize the issuance of preferred stock with voting rights that affect adversely the voting power or other rights of our other classes of stock, including the common stock. The issuance of preferred stock also could have the effect of delaying, deferring or preventing a change in control or causing the market price of our common stock to decline.

We currently have no shares of preferred stock issued or outstanding.

Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “ABTX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, c/o Shareholder Services, whose address is 150 Royall Street, Canton, MA  02021.

Business Combinations under Texas Law

A number of provisions of Texas law, our amended and restated certificate of formation and our bylaws could have an anti-takeover effect and make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors.

We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, or the Texas Business Combination Law, which provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:

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the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

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the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

We have more than 100 shareholders and are considered to be an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

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the business combination of an issuing public corporation: where the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

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a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three- year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

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a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

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a business combination of a corporation with its wholly owned subsidiary if such subsidiary is a Texas entity and not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither our amended and restated certificate of formation nor our bylaws contain any provision expressly providing that the Company will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a nonnegotiated merger or other business combination involving Allegiance, even if that event would be beneficial to our shareholders.

Action by Written Consent

Under Texas law, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders entitled to vote on the action unless the certificate of formation specifically allows action to be taken by a written consent of the shareholders holding at least the minimum number of shares necessary to take the action that is subject to that consent at a meeting of shareholders, even though such consent is not signed by all of the corporation’s shareholders. Our amended and restated certificate of formation provides for shareholder action by less than unanimous written consent.

Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-takeover Effect

Our amended and restated certificate of formation and bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for our shareholders to change management or receive a premium for their shares. These provisions include:

•	staggered terms for directors, who may be removed from office only for cause ;

•	a prohibition on cumulative voting in the election of directors;

•	authority for our board of directors to issue shares of our preferred stock without shareholder approval and upon such terms as our board of directors may determine;

•	a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals; and

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a provision that any special meeting of our shareholders may be called only by a majority of our board of directors, the President or a holder or group of holders of at least 50 % of our shares entitled to vote at the meeting.

In addition to these provisions of our amended and restated certificate of formation and bylaws, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the Bank Holding Company Act and the Change in Bank Control Act. These laws could delay or prevent an acquisition.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of formation provides that our directors and officers will be indemnified by us to the fullest extent permitted under the TBOC and applicable federal laws and regulations, against all reasonable expenses incurred in connection with their service for or on our behalf. Our amended and restated certificate of formation also makes mandatory the indemnification permitted under Section 8.101 of the TBOC and makes mandatory the payment or reimbursement of reasonable expenses under Section 8.101 of the TBOC, and extends this mandatory indemnification and mandatory payment or reimbursement of expenses to all former or present officers of the Company and all persons who were serving at the request of the Company as the director, officer, partner, agent or trustee of another foreign or domestic entity. In addition, our amended and restated certificate of formation provides that our directors and officers will not be personally liable for monetary damages to us to the fullest extent permitted by the TBOC.

We have entered into indemnification agreements with our executive officers and directors pursuant to which they will be indemnified as described above and will be advanced costs and expenses subject to the condition that such executive officers and directors will reimburse us for all advancements paid if a final judicial determination is made that such executive officer or director is not entitled to indemnification under applicable law or regulation.